FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                              September 16, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F     X              Form 40-F
                                   ---                        ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                      Yes                          No   X
                           ---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                      Yes                          No   X
                           ---                         ---


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                      Yes                          No   X
                           ---                         ---


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82 -n/a.

                                                                 Total Pages: 3

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: September 16, 2003                    By:  /s/ Paul Chambers
                                                ------------------------------
                                                Paul Chambers
                                                Company Secretary



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
Smith & Nephew plc       T 44(0) 207 401 7476           SMITH & NEPHEW LOGO
15 Adam Street           T 44(0) 207 960 2350
London WC2N 6LA          www.smith-nephew.com
England



15 September 2003

                 SMITH & NEPHEW COMPLETES ABILITYONE DISPOSAL

Smith & Nephew, the global advanced medical devices company, announces that the sale of AbilityOne Corporation rehabilitation business to Patterson Dental Inc, previously announced on 18 August 2003, has now completed. Smith & Nephew's finally adjusted proceeds for its 21 1/2% share of AbilityOne were GBP 52m in cash.





Enquiries:


Smith & Nephew
Angie Craig                                     Tel:+44 (0)20 7401 7646
Corporate Affairs Director

Financial Dynamics
David Yates                                     Tel:+44 (0)20 7831 3113








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